IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW
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October 19, 2009

By EDGAR
Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Hartman Short Term Income Properties XX, Inc.
File No. 333-154750

Dear Mr. Dang:

As we discussed, we are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated October 5, 2009.  The pre-effective amendment number 7 to the Form S-11A has been filed concurrently through the EDGAR filing system.  The numbers in this letter correspond to your numbered comments.

Compensation to Our Advisor and Its Affiliates, page 15

1.           We note that Section 10.4 of your Articles of Incorporation establishes your debt limitation at 75% of your properties' aggregate value. As such, please revise the compensation table to reflect fees assuming the maximum amount of leverage permitted under your articles.

1.           We disagree with comment no. 1.  The Issuer has in fact adopted a policy of limiting overall leverage to fifty percent of the value of the properties.  The NASAA REIT Guidelines impose a general limit of 300% of the value of the properties.  The Issuer has voluntarily adopted a lower guideline in its charter.  Nevertheless, the investment policies adopted by the Issuer call for an overall 50% debt to value ratio when the offering is complete.  To avoid confusion, we have stricken the reference to 75% of value in Section 10.4 of the version of the Articles that have been submitted to the Issuer’s board for approval at the next board meeting.  We expect to file the revised version of the Articles with the SEC as a separate pre-effective amendment concurrent with filing them with the State of Maryland as soon as practical after their approval by the Issuer’s board of directors.

Duc Dang, Esq.
Securities and Exchange Commission
October 19, 2009

Management Compensation, page 70

2.           Refer to footnote (5) on page 75. The disclosure states that the maximum amount of your indebtedness shall not exceed 50% of your "net assets." Please reconcile this statement with Article 10(e) of your Articles of Incorporation, which states that your maximum indebtedness may not exceed 75% of the aggregate value of your properties.

2.           As noted in the response to comment no. 1 above, section 10.4(e) of the articles of incorporation impose a more liberal standard than the investment policy that the board has adopted.  The board’s policy certainly is not in violation of the limit that section 10.4(e) imposes.  The board should be free to set a stricter standard than the articles require.  In addition, the proposed second amended and restated articles of incorporation will strike the reference to 75% of value from Section 10.4(e) of the articles.

Prior Performance Summary Private Programs, page 134

3.           For each of the prior private programs, we note that the aggregate amount raised from investors was less than the total purchase price of properties. We also note that the properties were purchased "for cash." Please revise to briefly describe the additional sources of cash for the acquisitions by your sponsor's prior programs.

3.           We agree that the disclosure was somewhat confusing.  The prior programs that are referred to in the prior performance tables purchased the properties with cash raised from investors and by drawing on a secured line of credit.  The prior program did not consider the acquisition in the same category as those properties purchased subject to a mortgage incurred solely with respect to that particular property.    The disclosure has been clarified.

Hartman Short Term Income Properties XIX, Inc., page 137

4.           We note the disclosure here of assets acquired by the noted program. Please tell us why you have not disclosed these acquisitions in Table VI. Further, please revise the narrative disclosure to identify the method of financing for the acquisitions listed here. Refer to Item S.A.4 of Industry Guide 5.

4.           We agree that the Hartman XIX acquisitions should all be summarized in Table VI of Appendix III as they all were completed within the last three years as required by Section 8(A)(4) of Guide 5.  We have changed Table VI accordingly as indicated.

Prior Performance Tables

5.           We note that you have removed the introduction to this section. Please refer to the Instructions to Appendix II of Industry Guide 5 and revise to provide the introduction.

Duc Dang, Esq.
Securities and Exchange Commission
October 19, 2009

5.           As required by the instructions to Appendix II, we have reinserted the narrative introduction that cross-references the narrative summary in the text, explains the significance of the track record and tables, explains where additional information can be obtained on request and includes a glossary of terms used in the tables.

Table II, page A-2

6.            The reference in the introductory paragraph to Hartman Income REIT appears to be an error. Further, the purpose of this table as disclosed in the introduction does not match the actual disclosure in this table. Please revise to clarify.

6.           You are correct as to this comment.  We have fixed the reference to Issuer and not Hartman Income REIT.

Exhibit 23.2

7.           We note your response to prior comment 7. Please amend your filing to include a currently dated and signed consent from your accountants, GBH CPAs, PC, for the inclusion of their audit report and reference to their authority as experts, as such consent has not been provided.

7.           You will find the currently dated and signed consent of GBH, CPAs attached as Exhibit 23.2.

8.           In addition, we have deleted references to the possibility of internalizing the management of the Issuer at the request of a Blue Sky reviewer.  We have moved several risk factors to more prominently feature the risk factors regarding lack of operating history, the possibility that some distributions may be derived from invested capital and that losses were incurred in the initial stages in prior similar programs. We have also changed the purchase price of the convertible preferred stock from $.10 to $10 per share and have increased the initial capital contribution to the Issuer to $200,000, both at the request of Blue Sky reviewers.

Please call the undersigned with any questions or concerns as you review the S-11A.  We expect to be in touch with you in the next week to discuss acceleration.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

Michael E. Shaff